Exhibit 99.1

GRANDE GROUP LIMITED

INDEX TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

GRANDE GROUP LIMITED
INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF SEPTEMBER 30, 2025 (UNAUDITED) AND MARCH 31, 2025 (AUDITED)
(Stated in US Dollars)

	As of September 30, 2025	As of March 31, 2025
ASSETS
Current assets
Cash and cash equivalents	$11,476,898	$2,066,102
Investment in equity security	179,334	—
Accounts receivable, net	125,441	1,187,465
Contract assets, net	10,174	197,165
Prepaid expenses and other current assets, net	67,864	51,259
Due from a related party	6	6
Total current assets	11,859,717	3,501,997

Non-current assets
Leasehold improvement and equipment, net	117,595	135,562
Right-of-use assets, operating lease	128,086	160,708
Deferred initial public offering costs	—	883,293
Total non-current assets	245,681	1,179,563
TOTAL ASSETS	$12,105,398	$4,681,560

LIABILITIES AND EQUITY
Current liabilities
Accrued expenses and other current liabilities	$90,897	$278,807
Contract liabilities	451,907	200,911
Lease liabilities	110,462	160,708
Due to a related party	1,821,726	1,821,726
Income tax payable	51,984	112,532
Total current liabilities	2,526,976	2,574,684

Non-current liabilities
Lease liability – non-current	17,624	—
Total non-current liabilities	17,624	—
TOTAL LIABILITIES	2,544,600	2,574,684

Commitment and contingencies

Equity
Class A Ordinary Shares, par value $0.00001 per share, 4,950,000,000 shares authorized; 19,906,250 and 17,750,000 shares issued and outstanding as of September 30, 2025 and March 31 2025, respectively*	199	178
Class B Ordinary Shares, par value $0.00001 per share, 50,000,000 shares authorized; 5,000,000 and 5,000,000 shares issued and outstanding as of September 30, 2025 and March 31 2025, respectively*	50	50
Subscription receivables	(128)	(128)
Additional paid-in capital	8,621,118	—
Retained earnings	648,884	2,106,770
Total shareholders’ equity	9,270,123	2,106,870
Non-controlling interest	290,675	6
TOTAL EQUITY	9,560,798	2,106,876
TOTAL LIABILITIES AND EQUITY	$12,105,398	$4,681,560

*	Shares presented on a retroactive basis to reflect the Share Subdivision and Share Redesignation.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

GRANDE GROUP LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2025 AND 2024
(Stated in US Dollars)

	2025	2024
Revenue	$293,929	$1,750,043
Cost of revenue	(336,543)	(499,092)
Gross (loss) profit	(42,614)	1,250,951

General and administrative expenses	(1,158,751)	(716,183)
Total operating expenses	(1,158,751)	(716,183)

Operating (loss) income	(1,201,365)	534,768

Other (expense) income
Interest income	90,713	5,004
Other miscellaneous income	—	308
Unrealized loss on equity security	(370,666)	—
Total other (expense) income, net	(279,953)	5,312

(Loss) profit before taxes	(1,481,318)	540,080
Provision for income taxes	—	97,248
Net (loss) income	$(1,481,318)	$442,832
Less: Net loss attributable to non-controlling interest	(23,432)	—
Net loss (income) attributable to shareholders of the Company	(1,457,886)	442,832

(Loss) income per share – Basic and diluted	$(0.06)	$0.04
Basic and diluted weighted average shares outstanding*	23,822,746	10,000,000

*	Shares presented on a retroactive basis to reflect the Share Subdivision and Share Redesignation.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

GRANDE GROUP LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2025 AND 2024
(Stated in US Dollars)

	Class A Ordinary Shares*		Class B Ordinary Shares*			Additional		Total	Non-
	Number Of Shares	Amount	Number Of Shares	Amount	Subscription Receivables	Paid-in Capital	Retained Earnings	Shareholders’ Equity	Controlling Interest	Total Equity
Balance, April 1, 2024	10,000,000	$100	—	$—	$—	$—	$1,256,804	$1,256,904	$—	$1,256,904
Net income	—	—	—	—	—	—	442,832	442,832	—	442,832
Dividends	—	—	—	—	—	—	(769,231)	(769,231)	—	(769,231)
Contribution from a non-controlling shareholder of a subsidiary	—	—	—	—	—	—	—	—	6	6
Balance, September 30, 2024	10,000,000	$100	—	—	$—	$—	$903,405	$930,505	$6	$930,511

	Class A Ordinary Shares*		Class B Ordinary Shares*			Additional		Total	Non-
	Number Of Shares	Amount	Number Of Shares	Amount	Subscription Receivables	Paid-in Capital	Retained Earnings	Shareholders’ Equity	Controlling Interest	Total Equity
Balance, April 1, 2025	17,750,000	$178	5,000,000	$50	$(128)	$—	$2,106,770	$2,106,870	$6	$2,106,876
Net loss	—	—	—	—	—	—	(1,457,886)	(1,457,886)	(23,432)	(1,481,318)
Contribution from a non-controlling equity holder of a subsidiary	—	—	—	—	—	—	—	—	314,101	314,101
Issuance of ordinary shares through public offering, net	2,156,250	21	—	—	—	8,621,118	—	8,621,139	—	8,621,139
Balance, September 30, 2025	19,906,250	$199	5,000,000	$50	$(128)	$8,621,118	$648,884	$9,270,123	$290,675	$9,560,798

*	Shares presented on a retroactive basis to reflect the Share Subdivision and Share Redesignation.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

GRANDE GROUP LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2025 AND 2024
(Stated in US Dollars)

	2025	2024
Cash flows from operating activities:
Net (loss) income	$(1,481,318)	$442,832
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation	17,967	9,868
Amortization of operating lease right-of-use asset	95,754	82,934
Allowance for (Reversal of) expected credit loss	7,395	(65)
Unrealized loss on equity security	370,666	—
Changes in operating assets and liabilities:
Accounts receivable	1,073,590	93,253
Contract assets	168,030	(91,346)
Prepaid expenses and other current assets	(16,605)	(6,450)
Accrued expenses and other liabilities	(65,776)	(240,708)
Contract liabilities	250,996	26,690
Lease liability	(95,754)	(82,934)
Income tax payable	(60,548)	97,248
Net cash provided by operating activities	264,397	331,322

Cash flow from investing activities:
Investment in equity security	(550,000)	—
Net cash used in investing activities	(550,000)	—

Cash flow from financing activities:
Repayment to a related party	—	(12,820)
Net proceeds from initial public offering	9,778,479	—
Payments of offering costs related to initial public offering	(396,181)	(228,664)
Contribution from a non-controlling shareholder of a subsidiary	314,101	—
Dividends paid	—	(769,231)
Net cash provided by (used in) financing activities	9,696,399	(1,010,715)

Net increase (decrease) in cash and cash equivalents	9,410,796	(679,393)
Cash and cash equivalents at beginning of the period	2,066,102	2,768,730
Cash and cash equivalents at end of the period	$11,476,898	$2,089,337

Supplementary cash flows information:
Tax paid	$60,548	$—
Listing fee paid	$396,181	$228,664
Non-cash investing and financing activities:
Operating lease right-of-use asset obtained in exchange for operating lease liability	$58,148	$—
Recognition of deferred initial public offering costs recorded in accrued expenses and other liabilities	$50,430	$128,974

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

GRANDE GROUP LIMITED NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2025 AND 2024 (Stated in US Dollars)

NOTE 1 — ORGANIZATION AND PRINCIPAL ACTIVITIES

Grande Group Limited (formerly known as Hero Intelligence Group Limited) (“Grande Group”) was incorporated in the British Virgin Islands (“BVI”) on August 6, 2020 as an investment holding company. The Company conducts its primary operations through its directly wholly owned subsidiary Grande Capital Limited (“Grande Capital”) which is incorporated and domiciled in Hong Kong (“Hong Kong”), the People’s Republic of China; Grande Capital is a licensed corporation under the Hong Kong Securities and Futures Ordinance to carry out regulated activities Type 1 “dealing in securities” and Type 6 “Advisory on corporate finance” under the Hong Kong Securities and Futures Ordinance. The principal activity of Grande Capital is the provision of corporate finance advisory services.

Effective May 22, 2024, the Company changed its name from Hero Intelligence Group Limited to Grande Group Limited.

On June 12, 2024, the Company acquired 51% of the equity interest in Grande Securities Limited (“Grande Securities”), a company incorporated in Hong Kong, from one of the shareholders for a total consideration of HK$51, approximately equivalent to $6.5, for the purpose of further developing the Company’s equity capital market services. On April 12, 2025, Grande Securities issued additional ordinary shares to its existing shareholders, resulting in an increase in its share capital to HK$5,000,100, approximately equivalent to $641,038. Following this capital injection, the Company’s shareholding percentage in Grande Securities remained unchanged. Grande Securities has not commenced its operational activities as of the date when the Company issues the unaudited interim condensed consolidated financial statements.

The following is an organization chart of the Company and its subsidiaries as of September 30, 2025:

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

As of September 30, 2025, the Company’s subsidiaries are detailed in the table as follows:

Name of Company	Place of incorporation	Attributable equity interest %	Issued capital
Grande Capital	Hong Kong	100	HK$	12,000,000
Grande Securities	Hong Kong	51	HK$	5,000,100

Initial Public Offering (“IPO”) and over-allotment option (“Over-allotment option”)

On June 30, 2025, the Company announced the closing of its IPO of 1,875,000 Class A ordinary shares, par value $0.00001 per share at an offering price of $5.00 per share for a total of $9,375,000 in gross proceeds, before deducting underwriting discounts, commissions and offering expenses. The ordinary shares of the Company began trading on the NASDAQ Stock Market in the United States on July 1, 2025 under the symbol “GRAN”.

On July 14, 2025, the Company announced the full exercise of the Over-allotment option by the underwriter of its IPO to purchase an additional 281,250 Class A Ordinary Shares of the Company at the public offering price of $5.00 per share and the closing of such issuance. As a result, the gross proceeds of the Company’s IPO and the exercise of the Over-allotment Option, totaled $10,781,250, before deducting underwriting discounts, commissions and offering expenses.

The Company raised total net proceeds of $8,621,139 from the IPO and the full exercise of the Over-allotment option, after deducting underwriting discounts, commissions and offering expenses. Such net proceeds have been recorded as an increase to additional paid-in capital for the six months ended September 30, 2025.

GRANDE GROUP LIMITED NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2025 AND 2024 (Stated in US Dollars)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Principles of consolidation and basis of presentation

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The unaudited interim condensed consolidated financial statements do not include all the information and footnotes required by the US GAAP for complete financial statements. Certain information and note disclosures normally included in the annual consolidated financial statements prepared in accordance with the US GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X. In the opinion of the Company’s management, the unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, in normal recurring nature, as necessary for the fair statement of the Company’s consolidated financial position as of September 30, 2025, and results of operations and cash flows for the six months ended September 30, 2025 and 2024. The consolidated balance sheet as of March 31, 2025 has been derived from the audited consolidated financial statements at that date but does not include all the information and footnotes required by the US GAAP. Interim results of operations are not necessarily indicative of the results expected for the full fiscal year or for any future period. These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements as of and for the years ended March 31, 2025 and 2024, and related notes included in the Company’s audited consolidated financial statements.

The accompanying unaudited interim condensed consolidated financial statements include the accounts of the Company and its subsidiaries (collectively the “Company”). Management has eliminated all significant inter-company balances and transactions in preparing the accompanying unaudited interim condensed consolidated financial statements.

For the Company’s subsidiaries, non-controlling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. For the Company’s consolidated subsidiaries, non-controlling interests are a minority shareholder’s 49% ownership interest in Grande Securities. Non-controlling interests are classified as a separate line item in the equity section of the Company’s unaudited interim condensed consolidated balance sheets and are separately disclosed in the Company’s unaudited interim condensed consolidated statements of operations to distinguish the interests from that of the Company, if any.

Management has prepared the accompanying unaudited interim condensed consolidated financial statements and these notes in accordance to the US GAAP. The Company maintains its general ledger and journals with the accrual method accounting.

Use of estimates

The preparation of the unaudited interim condensed consolidated financial statements in conformity with the US GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the unaudited interim condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates include revenue recognition and fair value of investment in equity security. Management makes these estimates using the best information available when the calculations are made; however, actual results could differ materially from those estimates.

Accounting for the impairment of long-lived assets

The Company annually reviews its long-lived assets for impairment or whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. Impairment may become obsolete from a difference in the industry, introduction of new technologies, or if the Company has inadequate working capital to utilize the long-lived assets to generate adequate profits. Impairment is present if the carrying amount of an asset is less than its expected future undiscounted cash flows.

If an asset is considered impaired, a loss is recognized based on the amount by which the carrying amount exceeds the fair market value of the asset. Assets to be disposed of are reported lower the carrying amount or fair value fewer costs to selling. No impairment of long-lived assets was recognized for the six months ended September 30, 2025 and 2024.

GRANDE GROUP LIMITED NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2025 AND 2024 (Stated in US Dollars)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

General and administrative expenses

General and administrative expenses include employee benefit expense, depreciation and other office expenses.

Cash and cash equivalents

The Company considers bank deposit and all highly liquid investments with original maturities of three months or less when purchased to be cash and cash equivalents. Cash consists primarily of cash in accounts held at financial institutions.

Lease

ASC 842, Leases, generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use (“ROU”) assets on the unaudited interim condensed consolidated balance sheets and to provide disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements. Leases that transfer substantially all of the benefits and risks incidental to the ownership of assets are accounted for as finance leases as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases.

Lease terms used to calculate the present value of lease payments generally do not include any options to extend, renew, or terminate the lease, as the Company does not have reasonable certainty at lease inception that these options will be exercised. The Company generally considers the economic life of its operating lease ROU asset to be comparable to the useful life of similarly owned assets. The Company has elected the short-term lease exception, therefore operating lease ROU asset and liability do not include leases with a lease term of twelve months or less. Its leases generally do not provide a residual guarantee. The operating lease ROU asset also excludes lease incentives. Lease expense is recognized on a straight-line basis over the lease term. The Company also adopted the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component.

As of September 30, 2025 and March 31, 2025, there were $128,086 and $160,708 ROU assets and approximately $128,086 and $160,708 lease liabilities based on the present value of the future minimum rental payments of leases, respectively. The Company’s management believes that using the Hong Kong Dollar Prime Rate at 5.50% and 5.88% during the six months ended September 30, 2025 and 2024, respectively, was the most indicative rate of the Company’s incremental borrowing cost for the calculation of the present value of the lease payments.

The Company evaluates the impairment of its ROU asset consistently with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the assets from the expected undiscounted future pre-tax cash flows of the related operations. As of September 30, 2025 and March 31, 2025, the Company did not recognize any impairment loss against its ROU asset.

Commitments and contingencies

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The majority of these claims and proceedings related to or arise from commercial disputes. The Company first determine whether a loss from a claim is probable, and if it is reasonable to estimate the potential loss. The Company accrues costs associated with these matters when they become probable, and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. Also, the Company disclose a range of possible losses, if a loss from a claim is probable but the amount of loss cannot be reasonably estimated, which is in line with the applicable requirements of ASC 450, Contingencies. The Company’s management does not expect any liability from the disposition of such claims and litigation individually or in the aggregate would have a material adverse impact on the Company’s unaudited interim condensed consolidated financial position, results of operations and cash flows.

GRANDE GROUP LIMITED NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2025 AND 2024 (Stated in US Dollars)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Related parties

The Company adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions. Per ASC 850-10-50-5: “Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free-market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated.”

Foreign currency

The accompanying unaudited interim condensed consolidated financial statements are presented in United States dollar (“US Dollars” or “$”). The functional currency of the Company and all the other subsidiaries is $ or Hong Kong Dollar (“HK$”).

The unaudited interim condensed consolidated financial statements of the Company are translated from the functional currency into $. Assets and liabilities denominated in HK$ are translated into $ using the applicable exchange rates at the balance sheets date. Equity accounts other than earnings generated in current period are translated into $ at the appropriate historical rates. Revenues, expenses, gains and losses are translated into $ at the average rates of exchange for the period. The resulting foreign currency translation adjustments are recorded in accumulated other comprehensive income/loss as a component of shareholders’ equity. The period/year-end and period/year-average exchange rates are as follows:

	September 30, 2025		March 31, 2025		September 30, 2024
	Period-end	Period-average	Year-end	Year-average	Period-end	Period-average
$: HK	$7.8000	7.8000	7.8000	7.8000	7.8000	7.8000

Foreign currency transaction gains and losses are a result of the effect of exchange rate changes on transactions denominated in currencies other than the functional currency of the respective subsidiary. Foreign currency denominated financial assets and liabilities are re-measured at the balance sheet date exchange rate. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded in the unaudited interim condensed consolidated statements of operations.

Accounts receivable, net

Accounts receivable, net includes amounts billed under the contract terms. The amounts are stated at amortized cost less an allowance for expected credit loss as needed. The Company maintains an allowance for expected credit loss to provide for the estimated number of receivables that will not be collected. The Company assess the allowance by pooling receivables that have similar risk characteristics and evaluates receivables individually when specific receivables no longer share those risk characteristics. The Company considers several factors in its estimate of the allowance, including knowledge of a client’s financial condition, its historical collection experience, and other factors relevant to assessing the collectability of such receivables. Bad debts are written off against allowances.

Leasehold improvement and equipment, net

Leasehold improvement and equipment are carried at cost less accumulated depreciation. Depreciation is provided over their estimated useful lives, using the straight-line method. The Company typically applies a salvage value of 0%. The estimated useful lives of leasehold improvement and equipment are as follows:

Leasehold improvement	the lesser of useful life or term of lease
Office equipment and others	4 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts, and any gain or loss are included in the Company’s results of operations. The costs of maintenance and repairs are recognized as incurred; significant renewals and betterments are capitalized.

GRANDE GROUP LIMITED NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2025 AND 2024 (Stated in US Dollars)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Deferred IPO costs

Deferred IPO costs consist of costs incurred in connection with the Company’s planned IPO in the United States. These costs, together with the underwriting discounts and commissions, will be charged to additional paid-in capital upon completion of the planned IPO or charged to unaudited interim condensed consolidated statements of operations if the planned IPO is not completed.

Upon the completion of the IPO during the six months ended September 30, 2025, all deferred IPO costs, together with the underwriting discounts and commissions, were offset against the gross proceeds from the IPO and recorded as a reduction to additional paid-in capital.

As a result of the IPO completion, no deferred IPO costs remained on the Company’s unaudited interim condensed consolidated balance sheet as of September 30, 2025. Deferred offering costs amounted to $883,293 as of March 31, 2025.

Revenue recognition

Revenue from contracts with customers

The Company follows the rules and guidance set out under ASC 606, Revenue from Contracts with Customers, when recognizing revenue from contracts with customers. The core principle of ASC 606 requires an entity to recognize revenues to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. In according with ASC 606, revenues are recognized when the Company satisfies the performance obligations by delivering the promised services to the customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation

The Company identifies each distinct service as a performance obligation. The recognition and measurement of revenues is based on the assessment of individual contract terms. The Company applies a practical expedient to expense costs as incurred for those suffered in order to obtain a contract with a customer when the amortization period would have been one year or less. The Company has no material incremental costs of obtaining contracts with customers that the Company expects the benefit of those costs to be longer than one year, which need to be recognized as assets. The Company has elected to apply the practical expedient in paragraph ASC 606-10-50-14 and does not disclose information about remaining performance obligations that have original expected durations of one year or less.

Grande Capital is a licensed corporation under the Hong Kong Securities and Futures Ordinance to carry out regulated activities Type 1 “Dealing in securities” and Type 6 “Advisory on corporate finance” under the Hong Kong Securities and Futures Ordinance. The Company’s principal revenue streams include:

GRANDE GROUP LIMITED NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2025 AND 2024 (Stated in US Dollars)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

IPO sponsorship services

The Company enters into an agreement with its customers for advising and guiding listing applicants throughout the IPO process with various services, such as coordinating the listing progress, conducting due diligence, performing all duties of a sponsor as required under the applicable rules and regulations and acting as the primary channel of communication with the regulators such as the Stock Exchange of Hong Kong (the “Hong Kong Exchange”) and the Securities and Futures Commission of Hong Kong concerning the listing, in return for a sponsor’s fee.

The Company charged a fixed fee payable by progress payment based on achievement of certain milestones as specified in the service agreements with an initial deposit of 42% in average.

The services carried out by the Company in its role as sponsor are usually highly interdependent and interrelated and therefore, in accordance with ASC 606-10-25-21 (c), these services also fail to satisfy the criterion in ASC 606-10-25-19 (b) of being distinct from one another within the context of the contract. Therefore, the Company accounts for all of the sponsorship services promised in the contract as a single performance obligation.

Following the fact pattern provided, the sponsorship services does not meet criterion ASC 606-10-25-27 (a) because the listing applicant does not simultaneously receive and consume the benefits provided by the sponsor’s performance during the IPO process. The listing applicant only receives the benefits when the sponsor completes all of its services and the shares are successfully listed on the Hong Kong Exchange or another outcome. Applying paragraph 3A.18 of the Main Board Listing Rules of Hong Kong, “for the avoidance of doubt, a replacement sponsor shall not be regarded as having satisfied any of the obligations of a sponsor by virtue of work performed by a predecessor sponsor”, thus the performance obligation does not meet the condition in ASC 606-10-55-6 to be considered satisfied over time because a replacement sponsor would need to substantially re-perform all of the work performed by the existing sponsor, including reperformance of the due diligence work and coordination with other professional parties. Even if some of the work done by other professional parties (such as lawyers and auditors) has been completed, this work is not part of the role of the sponsor. The sponsor will still need to coordinate with other professional parties and perform its own due diligence on the information provided by these parties.

The sponsorship services also do not meet criterion ASC 606-10-25-27 (b) because there is no asset controlled by the listing applicant during the period.

The agreements entered into prior to April 1, 2024 do not have a right to payment clause. The initial deposit normally only represents 24% in average of the total contract price and so it is not sufficient to cover the Company’s estimated costs incurred during the period before the achievement of the next milestone as specified in the service agreements. Consequently, the Company does not have an enforceable right to payment for its performance completed to date under these agreements and thus criterion ASC 606-10-25-27 (c) is not met.

As a result, the services fee income is recognized at the point in time when the Company completes its sponsorship services.

GRANDE GROUP LIMITED NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2025 AND 2024 (Stated in US Dollars)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

For an agreement entered into since April 1, 2024, it has a right to payment clause, meaning the Company has a contractual right to receive payment pro-rata to its performance completed to date. Also, the Company’s performance does not create an asset with an alternative use to the Company. Consequently, the Company has an enforceable right to payment for its performance completed to date under the agreement and thus criterion ASC 606-10-25-27 (c) is met.

As a result, the services fee income is recognized over time and the Company uses an input method based on project labor hours incurred to date compared to total estimated project labor hours to measure its progress toward complete satisfaction of the performance obligation. The input method is the most representative depiction of the Company’s performance because it directly measures the value of the services transferred to the customer.

The Company considers the milestone payments as variable consideration because the amount it expects to receive can vary depending on the achievement of the future milestones. The Company uses the most likely amount method to estimate the variable consideration in its contract applying ASC 606-10-32-8 because it is the method that the Company expects to better predict the amount of consideration to which it will be entitled. However, given that the milestone payments are significant and the successful submission of the listing application is largely not within the control of the Company and subject to significant uncertainty, the Company determines that the probable criterion in ASC 606-10-32-11 is not met for the milestone payment. Nevertheless, the agreement contains a right to payment clause which entitles the Company to an enforceable right to payment for its performance completed to date at all times throughout the duration of the contract even if the respective next milestones are not achieved. Therefore, the Company applies its judgement and estimates the transaction price at contract inception. At each reporting date, the Company considers any change in expected outcome and updates its estimation of the transaction price (including updating its estimate of variable consideration and whether that estimate is constrained) by applying ASC 606-10-32-14.

GRANDE GROUP LIMITED NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2025 AND 2024 (Stated in US Dollars)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Referral services

Referral income generated by provision of referral services by acting as agent to a corporate customer. The Company refers clients to a corporate customer and earns referral income. The Company enters into a distinct referral agreement with the corporate customer for the provision of referral services. The referral service is distinct and is identified as one performance obligation. The transaction price is a variable consideration as the consideration is determined to be a fixed percentage of subscription amount in the transaction of fundraising activities. Revenue from providing referral services to corporate customers is recognized at a point in time when the transaction and the performance is completed, which is generally at the completion of fundraising activities.

General advisory services

The Company enters into an agreement with its customers for general advisory services mainly include (i) advisory works for companies listed on the Hong Kong Exchange as well as their shareholders, advising them on the terms and structures of proposed transactions, such as takeovers, and the relevant implications of the Hong Kong regulatory framework, which primarily included the Main Board Listing Rules of Hong Kong and Hong Kong Takeovers Codes, in relation to the transactions; and (ii) project coordination works for clients pursuing listing on other stock exchanges, such as the US exchanges.

The Company charged a fixed fee payable by progress payment based on achievement of certain milestones as specified in the service agreements with an initial deposit of 39% in average.

The services carried out by the Company can vary from project to project and generally involves a series of tasks which are usually highly interdependent and interrelated and are not separable or distinct as the Company’s customers cannot benefit from any standalone task and therefore, in accordance with ASC 606-10-25-21 (c) and ASC 606-10-25-19 (b), the Company generally accounts for all of the general advisory services promised in the contract as a single performance obligation.

Following the fact pattern provided, the general advisory services does not meet criterion ASC 606-10-25-27 (a) because the customer does not simultaneously receive and consume the benefits provided by the Company’s performance during the services period. The customer only receives the benefits when the Company completes all of its services.

The general advisory services also do not meet criterion ASC 606-10-25-27 (b) because there is no asset controlled by the customers during the period.

The agreements do not have a right to payment clause. The initial deposit normally only represents 39% in average of the total contract price and so it is not sufficient to cover the Company’s estimated costs incurred during the period before the next milestone instalments as specified in the service agreements. Consequently, the Company does not have an enforceable right to payment for its performance completed to date under these agreements and thus criterion ASC 606-10-25-27 (c) is not met.

As a result, the services fee income is recognized at the point in time when the Company completes its general advisory services.

GRANDE GROUP LIMITED NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2025 AND 2024 (Stated in US Dollars)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Independent financial advisory services

The Company enters into an agreement with its customers for independent financial advisory services mainly include providing advice to the independent board committee and independent shareholders of companies listed on the Hong Kong Exchange rendering recommendation and opinions.

The Company charged a fixed fee payable by progress payment based on achievement of certain milestones as specified in the service agreements with an initial deposit of 21% in average.

The services carried out by the Company can vary from project to project and generally involves a series of tasks which are usually highly interdependent and interrelated and are not separable or distinct as the Company’s customers cannot benefit from any standalone task and therefore, in accordance with ASC 606-10-25-21 (c) and ASC 606-10-25-19 (b), the Company accounts for all of the independent financial advisory services promised in the contract as a single performance obligation.

Following the fact pattern provided, the independent financial advisory services does not meet criterion ASC 606-10-25-27 (a) because the customer does not simultaneously receive and consume the benefits provided by the Company’s performance during the services period. The customer only receives the benefits when the Company completes all of its services.

The independent financial advisory services also do not meet criterion ASC 606-10-25-27 (b) because there is no asset controlled by the customers during the period.

The agreements do not have a right to payment clause. The initial deposit normally only represents 21% in average of the total contract price and so it is not sufficient to cover the Company’s estimated costs incurred during the period before the next milestone instalments as specified in the service agreements. Consequently, the Company does not have an enforceable right to payment for its performance completed to date under these agreements and thus criterion ASC 606-10-25-27 (c) is not met.

As a result, the services fee income is recognized at the point in time when the Company completes its independent financial advisory services.

Compliance advisory services

The Company enters into an agreement with its customers for compliance advisory services mainly include advisory works to listed companies in Hong Kong in relation to post-listing compliance matters, in return for a monthly fee.

The services carried out by the Company can vary from project to project and generally involves a series of tasks which are usually highly interdependent and interrelated and are not separable or distinct as the Company’s customers cannot benefit from any standalone task and therefore, in accordance with ASC 606-10-25-21 (c) and ASC 606-10-25-19 (b), the Company accounts for all of the compliance advisory services promised in the contract as a single performance obligation.

Following the fact pattern provided, the compliance advisory services meet criterion ASC 606-10-25-27 (a) because the customer simultaneously receives and consumes the benefits provided by the Company’s performance during the services period, i.e. ongoing advisory services. Also, the Company concludes that the services provided each month are substantially similar and result in the transfer of substantially similar services to the customers each month. That is, the benefit consumed by the customers is substantially similar each month, even though the exact volume of services may vary.

As a result, the Company recognizes revenues from compliance advisory services on a monthly basis when it satisfies its performance obligations throughout the contract terms.

GRANDE GROUP LIMITED NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2025 AND 2024 (Stated in US Dollars)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Contract assets, net

Contract assets include unbilled amounts resulting from advisory services, as the Company’s right to payment is conditional on completion of defined project milestones. Payment is not due until each milestone is achieved, so a contract asset (unbilled revenue) is recorded until invoicing occurs. Contract assets are generally classified as current assets given the short-term nature of these engagements. Contract assets (unbilled revenue) related to general advisory services and compliance advisory services totaled $10,174 and 197,165 at September 30, 2025 and March 31, 2025, respectively. All contract assets are expected to be collected and are included within current assets in the accompanying unaudited interim condensed consolidated balance sheets.

Contract liabilities

The Company generally requires the customers to make initial deposits upon entering into the service contracts and progressive payments throughout the contract terms before the completion of services. Contract liabilities related to IPO sponsorship services, general advisory services, independent financial advisory services and compliance advisory services totaled $451,907 and $200,911 at September 30, 2025 and March 31, 2025, respectively.

Contract liabilities are recorded for any payments received on such yet to be completed performance obligations.

Expected credit loss

ASC 326, Financial Instruments—Credit Losses, requires entities to use a current lifetime expected credit loss methodology to measure impairments of certain financial assets. Using this methodology will result in earlier recognition of losses than under the current incurred loss approach, which requires waiting to recognize a loss until it is probable of having been incurred. There are other provisions within the standard that affect how impairments of other financial assets may be recorded and presented, and that expand disclosures.

Retirement benefits

Retirement benefits in the form of mandatory government-sponsored defined contribution plans are charged to either expense as incurred. During the six months ended September 30, 2025 and 2024, the total amount charged to the unaudited interim condensed consolidated statements of operations in respect of the Company’s costs incurred in the plan was $19,848 and $18,203, respectively.

Income taxes

The Company recognizes deferred income tax assets or liabilities for expected future tax consequences of events recognized in the unaudited interim condensed consolidated financial statements or tax returns. Under this method, deferred income tax assets or liabilities are determined based upon the difference between the unaudited interim condensed consolidated financial statements and income tax bases of assets and liabilities using enacted tax rates expected to apply when the differences settle or become realized. Valuation allowances are provided when it is more likely than not that a deferred tax asset is not realizable or recoverable in the future.

The Company determines that the tax position is more likely than not to be sustained and records the largest amount of benefit that is more likely than not to be realized when the tax position is settled. The Company recognizes interest and penalties, if any, related to uncertain tax positions in income tax expense.

GRANDE GROUP LIMITED NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2025 AND 2024 (Stated in US Dollars)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Loss/income per share

The Company computes loss/income per share following ASC 260, Earnings per share. Basic loss/income per share is measured as the loss/income available to common shareholders divided by the weighted average common shares outstanding for the period, including Class A Ordinary Shares and Class B Ordinary Shares. Diluted loss/income per share presents the dilutive effect on a per-share basis from the potential conversion of convertible securities or the exercise of options and or warrants; the dilutive impacts of potentially convertible securities are calculated using the as-if method; the potentially dilutive effect of options or warranties are computed using the treasury stock method. Potentially anti-dilutive securities (i.e., those that increase income per share or decrease loss per share) are excluded from diluted loss/income per share calculation. There were no potentially dilutive securities that were in-the-money that were outstanding during the six months ended September 30, 2025 and 2024.

Segment reporting

ASC 280, Segment Reporting, establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers.

Based on the criteria established by ASC 280, the CODM has been identified as the Company’s chief executive officer. The CODM has determined that the Company operates as a single operating segment and uses consolidated net income as measures of profit or loss on a consolidated basis when making decisions regarding resource allocation and performance assessment. The Company’s key financial metrics used by the CODM help make key operating decisions, including allocation of budget between cost of revenue and general and administrative expenses.

Financial instruments

The Company’s financial instruments include cash and cash equivalents, accounts receivable, contract assets, other current assets, accrued expenses and other current liabilities, contract liabilities, amounts due to a related party, and investment in equity security. The carrying amounts of cash and cash equivalents, accounts receivable, contract assets, other current assets, accrued expenses and other current liabilities, contract liabilities and amounts due to a related party approximate their fair values due to their short maturities.

ASC 820, Fair Value Measurement, requires disclosing the fair value of financial instruments held by the Company. ASC 825, Financial Instruments, defines fair value and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the unaudited interim condensed consolidated balance sheets for cash and cash equivalents, accounts receivable, contract assets, other current assets, accrued expenses and other current liabilities, contract liabilities and amounts due to a related party, each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period between the origination of such instruments and their expected realization. The three levels of valuation hierarchy are defined as follows:

Level 1:	inputs to the valuation methodology used quoted prices for identical assets or liabilities in active markets.

Level 2:	inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets and information that are observable for the asset or liability, either directly or indirectly, for substantially the financial instrument’s full term.

Level 3:	inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company’s investment in equity security is accounted for in accordance with ASC 321, Investments—Equity Securities, and is measured at fair value on a recurring basis. Changes in the fair value of the investment, including unrealized gains and losses, are recognized in earnings within the unaudited interim condensed consolidated statements of operations in the period in which they occur. The fair value of the investment in equity security is based on quoted prices in active markets and is therefore classified within Level 1 of the fair value hierarchy.

The Company analyzes all financial instruments with features of both liabilities and equity under ASC 480, Distinguishing Liabilities from Equity, and ASC 815, Derivatives and Hedging.

GRANDE GROUP LIMITED NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2025 AND 2024 (Stated in US Dollars)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Investment in equity security

The Company invested through an external investment arrangement that provides the Company with beneficial ownership of equity interests in a publicly-traded company. The investment is measured at fair value based on the quoted market price of the underlying shares as of the reporting date.

Changes in the fair value of the investment are recognized in earnings within “Unrealized loss on equity security.” The Company does not have significant influence over the investee.

Recent accounting pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The ASU requires the annual financial statements to include consistent categories and greater disaggregation of information in the rate reconciliation, and income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for public business entities for annual periods beginning after December 15, 2024; and early adoption is permitted. Adoption is either with a prospective method or a fully retrospective method of transition. The Company plans to adopt ASU 2023-09 for the year ending March 31, 2026. The Company is currently evaluating the effect the updated guidance will have on its disclosure.

In November 2024, the FASB issued ASU No. 2024-03, Expense Disaggregation Disclosures (“ASU 2024-03”). Additionally, in January 2025, the FASB issued ASU 2025-01 to clarify the effective date of ASU 2024-03. The standard provides guidance to expand disclosures related to the disaggregation of income statement expenses. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of adopting the standard on the unaudited interim condensed consolidated financial statements and related disclosures.

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”). The ASU provides a practical expedient to assume that conditions as of the balance sheet date remain unchanged over the life of the asset when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. This guidance is effective for annual reporting periods beginning after December 15, 2025, and for interim periods within those annual reporting periods, with early adoption permitted. The amendments in ASU 2025-05 should be applied prospectively. The Company is currently evaluating the impact of adopting the standard on the unaudited interim condensed consolidated financial statements and related disclosures.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s unaudited interim condensed consolidated balance sheets, statements of operations and statements of cash flows.

NOTE 3 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consists of the following:

	As of
	September 30, 2025	March 31, 2025
Accounts receivable, gross	$214,410	$1,288,000
Less: allowance for expected credit loss	(88,969)	(100,535)
Total	$125,441	$1,187,465

GRANDE GROUP LIMITED NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2025 AND 2024 (Stated in US Dollars)

NOTE 3 — ACCOUNTS RECEIVABLE, NET (cont.)

The aging analysis of accounts receivable, gross based on the due date is as follow:

	As of
	September 30, 2025	March 31, 2025
Not yet past due	$—	$6,410
Within 30 days past due	—	1,028,984
Over 90 days	214,410	252,606
Total	$214,410	$1,288,000

The movement of allowances for expected credit loss is as follow:

	As of
	September 30, 2025	March 31, 2025
Balance at beginning of the period/year	$(100,535)	$(4,306)
Reversal (Provision)	11,566	(96,229)
Ending balance	$(88,969)	$(100,535)

NOTE 4 — INVESTMENT IN EQUITY SECURITY

During August 2025, the Company entered into an external investment arrangement through which it obtained beneficial ownership of 66,667 shares of ALT5 Sigma Corporation, a company listed on the NASDAQ Stock Market. The Company invested through an external investment arrangement that provides the Company with beneficial ownership of equity interests in a publicly traded company. Accordingly, the investment is accounted for as an equity security in accordance with ASC 321 and is measured at fair value based on the quoted market price of the underlying shares as of the reporting date, consistent with the fair value measurement framework under ASC 820.

As ALT5 Sigma Corporation’s shares are actively traded in an open market, the investment is classified within Level 1 of the fair value hierarchy.

As of September 30, 2025, the investment had a fair value of $179,334, compared to its original cost of $550,000. The Company recognized an unrealized loss of approximately $370,666 during the period, reflecting the change in the quoted market price of ALT5 Sigma Corporation’s shares. Such unrealized fair value changes are presented within “Unrealized loss on equity security” in the unaudited interim condensed consolidated statements of operations.

Subsequent to September 30, 2025 and up to the issuance date of these unaudited interim condensed consolidated financial statements on December 12, 2025, the fair value of the Company’s investment in ALT5 Sigma Corporation further decreased to approximately $1.52 per share, based on the closing price on December 11, 2025, the latest available trading date prior to issuance. As this decline in value relates to conditions that arose after the reporting date, no adjustment has been made to the unaudited interim condensed consolidated financial statements.

NOTE 5 — PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepaid expenses and other current assets, net consist of the following:

	As of
	September 30, 2025	March 31, 2025
Prepaid expenses, gross	$34,159	$22,682
Deposits, gross	33,871	28,743
Less: allowance for expected credit loss	(166)	(166)
Total	$67,864	$51,259

The movement of allowances for expected credit loss is as follow:

	As of
	September 30, 2025	March 31, 2025
Balance at beginning of the period/year	$(166)	$(165)
Provision	—	(1)
Ending balance	$(166)	$(166)

GRANDE GROUP LIMITED NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2025 AND 2024 (Stated in US Dollars)

NOTE 6 — LEASEHOLD IMPROVEMENT AND EQUIPMENT, NET

Leasehold improvement and equipment, net consist of the following:

	As of
	September 30, 2025	March 31, 2025
At cost:
Leasehold improvement	$83,167	$83,167
Office equipment and others	206,917	206,917
	290,084	290,084
Less: accumulated depreciation	(172,489)	(154,522)
Total	$117,595	$135,562

Depreciation expense for the six months ended September 30, 2025 and 2024 was $17,967 and $9,868, respectively.

NOTE 7 — CONCENTRATIONS OF RISK

Customer concentrations

For the six months ended September 30, 2025 and 2024, revenue from top five customers of the Company accounted for an aggregate of 53.3% and 61.4% of the Company’s total revenue, respectively. None of these customers are related parties of the Company. And there were three and three customers that each accounted for 10% or more of total revenues for the six months ended September 30, 2025 and 2024, respectively. Customers accounting for 10% or more of the Company’s revenue were as follows:

	September 30,
	2025		2024
Customer A	N/A	*	32.5%
Customer B	N/A	*	15.5%
Customer C	17.7%		13.4%
Customer D	13.1%		N/A *

*	Revenue from these customers is individually less than 10% of the total revenue of the Company for the respective period.

As of September 30, 2025 and March 31, 2025, there were two and two customers each with accounts receivable accounting for 10% or more of the Company’s total accounts receivable, respectively. The details are as follows:

	As of
	September 30, 2025		March 31, 2025
Customer A	N/A	*	59.7%
Customer E	N/A	*	19.9%
Customer F	59.6%		N/A	*
Customer G	31.5%		N/A	*

*	Accounts receivable from these customers is individually less than 10% of the total accounts receivable of the Company for the respective period.

NOTE 8 — DEFERRED IPO COSTS

Deferred IPO costs consisted of the following:

	As of
	September 30, 2025	March 31, 2025
Legal fees	$—	$294,881
Accounting related fees	—	278,830
Underwriting fees	—	120,220
Other miscellaneous fees	—	189,362
Total	$—	$883,293

As a result of the IPO completion during the six months ended September 30, 2025, all deferred IPO costs, together with the underwriting discounts and commissions, were offset against the gross proceeds from the IPO and recorded as a reduction to additional paid-in capital.

GRANDE GROUP LIMITED NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2025 AND 2024 (Stated in US Dollars)

NOTE 9 — ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of
	September 30, 2025	March 31, 2025
Accrued staff costs	$15,107	$6,239
Accrued administrative expenses	54,790	54,888
Other payables	21,000	217,680
Total	$90,897	$278,807

NOTE 10 — CONTRACT ASSETS, NET AND CONTRACT LIABILITIES

Contract assets is presented net of allowance for expected credit losses:

	As of
	September 30, 2025	March 31, 2025
Contract assets, gross	$29,405	$197,435
Less: allowance for expected credit loss	(19,231)	(270)
Total	$10,174	$197,165

The movement of contract assets, gross is as follows:

	As of
	September 30, 2025	March 31, 2025
Balance at beginning of the period/year	$197,435	$—
Revenue recognized during the period/year but not yet billed	10,174	197,435
Amounts reclassified to accounts receivable upon billing	(178,204)	—
Total	$29,405	$197,435

The movement of allowances for expected credit loss is as follow:

	As of
	September 30, 2025	March 31, 2025
Balance at beginning of the period/year	$(270)	$—
Provision	(18,961)	(270)
Ending balance	$(19,231)	$(270)

Contract liabilities are recognized when the Company receives initial deposits from customers. Contract liabilities will be recognized as revenue when promised services are provided. The Company’s contract liabilities are generally recognized as revenue within one year.

Contract liabilities consist of the following:

	As of
	September 30, 2025	March 31, 2025
Balance at beginning of the period/year	$200,911	$196,515
Additions	375,000	200,911
Recognized to revenue during the period/year	(124,004)	(196,515)
Ending balance	$451,907	$200,911

GRANDE GROUP LIMITED NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2025 AND 2024 (Stated in US Dollars)

NOTE 11 — LEASES

The Company has two operating leases for office space. The lease agreements do not specify an explicit interest rate. The Company’s management believes that the Hong Kong Dollar Prime Rate at 5.50% and 5.88% during the six months ended September 30, 2025 and 2024, respectively, was the most indicative rate of the Company’s incremental borrowing cost for the calculation of the present value of the lease payments.

As of September 30, 2025 and March 31, 2025, the right-of-use asset was $128,086, and $160,708, respectively.

As of September 30, 2025 and March 31, 2025, lease liability consists of the following:

	As of
	September 30, 2025	March 31, 2025
Lease liability – current portion	$110,462	$160,708
Lease liability – non-current portion	17,624	-
Total	$128,086	$160,708

During the six months ended September 30, 2025 and 2024, the Company incurred total operating lease expenses of $95,754 and $82,934, respectively.

Other lease information is as follows:

	As of
	September 30, 2025	March 31, 2025
Weighted-average remaining lease term – operating leases	0.89 years	1.0 years
Weighted-average discount rate – operating leases	5.74%	5.88%

The following is a schedule of future minimum payments under operating leases as of September 30, 2025:

Within 12 months	$113,704
More than 12 months and within 24 months	17,948
Total lease payments	131,652
Less: imputed interest	(3,566)
Total operating lease liabilities, net of interest	$128,086

GRANDE GROUP LIMITED NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2025 AND 2024 (Stated in US Dollars)

NOTE 12 — EQUITY

(a)	Share Subdivision

On June 4, 2024, the then sole shareholder of the Company, Grande Holding Limited, approved a share subdivision of its issued and unissued shares at a ratio of 100,000 for one (1), pursuant to which each of the Company’s existing issued and unissued ordinary share, par value $1.00 per share, has been subdivided into 100,000 ordinary shares, par value $0.00001 per share, and all the subdivided shares be ranked pari passu in all respects with each other (the “Share Subdivision”).

(b)	Share Redesignation - dual class structure

On November 11, 2024, the Company passed board and shareholder resolutions and approved that (i) re-designate (a) 4,940,000,000 authorized but unissued ordinary shares of par value of $0.00001 each into 4,940,000,000 Class A Ordinary Shares of par value of $0.00001 each; and (b) 50,000,000 authorized but unissued ordinary shares of par value of $0.00001 each into 50,000,000 Class B Ordinary Shares of par value of $0.00001 each, and re-designate 8,560,000, 490,000, 480,000 and 470,000 ordinary shares of par value of $0.00001 owned by Grande Holding Limited, Beyond Worth Limited, Charming Apex Limited and Merleos Technology Limited each into 8,560,000, 490,000, 480,000 and 470,000 Class A Ordinary Shares of par value of $0.00001 each, respectively; and (ii) the Company issued 6,634,000, 379,750, 372,000 and 364,250 Class A Ordinary Shares of par value of $0.00001 each to Grande Holding Limited, Beyond Worth Limited, Charming Apex Limited and Merleos Technology Limited, respectively, and 5,000,000 Class B Ordinary Shares of par value of $0.00001 to Grande Holding Limited. Class A Ordinary Shares confer the right to one vote at a meeting of the members of the Company or on any resolution of members, while Class B Ordinary Shares confer the right to twenty votes at a meeting of the members of the Company or on any resolution of members. Both Class A and Class B Ordinary Shares confer the right to an equal share in any distribution by way of dividend paid by the Company. Class A Ordinary Shares and Class B Ordinary Shares are not convertible into each other. The Company also adopted an amended and restated memorandum and articles of association. The above events are collectively referred as the “Share Redesignation”.

The Company believe it is appropriate to reflect the above transactions of Share Subdivision and Share Redesignation on a retroactive basis and the Company has retroactively adjusted the shares and per share data for all periods presented.

(c)	Issuance of ordinary shares

On November 18, 2024, the Company further issued 6,634,000, 379,750, 372,000 and 364,250 Class A Ordinary Shares to Grande Holding Limited, Beyond Worth Limited, Charming Apex Limited and Merleos Technology Limited, respectively, and 5,000,000 Class B Ordinary Shares to Grande Holding Limited.

There were 17,750,000, 10,000,000 and 10,000,000 Class A Ordinary Shares issued and outstanding as of March 31, 2025 and 2024 and September 30, 2024, respectively, and there were 5,000,000, nil and nil Class B Ordinary Shares issued and outstanding as of March 31, 2025 and 2024 and September 30, 2024, respectively.

As discussed in Note 2 to these unaudited interim condensed consolidated financial statements, during the six months ended September 30, 2025, the Company completed its IPO and the subsequent exercise of the Over-allotment Option, resulting in the issuance of a total of 2,156,250 Class A Ordinary Shares. As a result, there were 19,906,250 Class A Ordinary Shares and 5,000,000 Class B Ordinary Shares issued and outstanding as of September 30, 2025.

(d)	Dividends

On June 25, 2024, the Company declared and made dividends of $0.077 per ordinary shares in the amount of $769,231 to its ordinary shareholders. For the six months ended September 30, 2025, no dividend was declared.

(e)	IPO and Over-allotment option

As discussed in Note 2 to these unaudited interim condensed consolidated financial statements, the Company completed its IPO during the six months ended September 30, 2025. In connection with the IPO, the Company issued 1,875,000 Class A ordinary shares at a public offering price of $5.00 per share.

Subsequently, the underwriter exercised its Over-allotment option in full, resulting in the issuance of an additional 281,250 Class A ordinary shares at the same offering price.

The IPO and the Over-allotment option generated total gross proceeds of $10,781,250, before deducting underwriting discounts, commissions and offering expenses. Total net proceeds of $8,621,139 were received and recorded as an increase to additional paid-in capital during the period.

GRANDE GROUP LIMITED NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2025 AND 2024 (Stated in US Dollars)

NOTE 13  — EMPLOYEE BENEFIT PLANS

Hong Kong

The Company has a defined contribution pension scheme for its qualifying employees. The scheme assets are held under a provident fund managed by an independent fund manager. The Company and its employees are each required to make contributions to the scheme calculated at 5% of the employees’ basic salaries on monthly basis.

NOTE 14 — PROVISION FOR INCOME TAXES

BVI

Grande Group are not subject to tax on income or capital gains under current BVI law. In addition, upon payments of dividends by these entities to their shareholders, no BVI withholding tax will be imposed.

Hong Kong

Under the two-tiered profits tax rates regime, the first HK$2 million of the estimated assessable profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$2 million will be taxed at 16.5%. The assessable profits of group entities not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%.

Accordingly, the Hong Kong profits tax is calculated at 8.25% on the first HK$2 million of the estimated assessable profits and at 16.5% on the estimated assessable profits above HK$2 million.

The effective tax rates on loss/income before income taxes for the six months ended September 30, 2025 and 2024 was nil and 18.01%, respectively.

GRANDE GROUP LIMITED NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2025 AND 2024 (Stated in US Dollars)

NOTE 14 — PROVISION FOR INCOME TAXES (cont.)

The current and deferred portions of the income tax expenses included in the unaudited interim condensed consolidated statements of operations as determined in accordance with ASC 740, Income Taxes, are as follows:

	September 30,
	2025	2024
Current taxes	$—	$97,248

The following table reconciles statutory rate to effective tax rate:

	September 30,
	2025	2024
Hong Kong statutory income tax rate	16.50%	16.50%
– Non-taxable income	1.14%	(0.17)%
– Non-deductible expenses	(4.58)%	5.40%
– Temporary difference not recognized	(0.11)%	0.24%
– Tax reduction	—	(0.04)%
– Tax losses not recognized	(12.95)%	—
– Income tax at concessionary rate	—	(3.92)%
Effective tax rate	—	18.01%

Realization of the Company’s deferred tax asset is dependent upon the Company generating sufficient taxable income in future years to obtain benefit from the reversal of temporary differences.

Uncertain tax positions are evaluated based upon the facts and circumstances that exist at each reporting period. Subsequent changes in judgment based upon new information may lead to changes in recognition, derecognition, and measurement. Adjustment may result, for example, upon resolution of an issue with the taxing authorities or expiration of a statute of limitations barring an assessment for an issue. As of September 30, 2025 and March 31, 2025, the Company has no uncertain tax positions.

The Company files income tax returns in Hong Kong. The Company’s tax returns from inception through September 30, 2025 remain open and subject to examination. The Company is not currently under examination by any taxing authorities.

The Company’s policy is to recognize interest and penalties related to income tax matters as a component of income tax expense. The Company has not recognized interest or penalties in its unaudited interim condensed consolidated statements of operations since inception.

As of September 30, 2025 and March 31, 2025, the Company has no significant unrecognized deferred tax assets or deferred tax liabilities.

GRANDE GROUP LIMITED NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2025 AND 2024 (Stated in US Dollars)

NOTE 15 — DISAGGREGATED REVENUES

Information for the Company’s breakdown of revenues by service type for the six months ended September 30, 2025 and 2024 are as follows:

	September 30,
Total revenues as of:	2025	2024
IPO sponsorship services	$52,083	$234,686
Referral services	—	568,978
General advisory services	22,636	506,410
Independent financial advisory services	93,847	147,628
Compliance advisory services	125,363	292,341
Total	$293,929	$1,750,043

All the revenue for the six months ended September 30, 2025 and 2024 originated in Hong Kong.

NOTE 16 — REGULATORY REQUIREMENTS

The following table illustrates the minimum liquid capital as established by the Securities and Futures Commission of Hong Kong that the Company’s subsidiary is required to maintain as of September 30, 2025 and March 31, 2025 and the actual amounts of capital that were maintained:

Capital requirements as of September 30, 2025	Minimum liquid capital requirements	Capital levels maintained
Grande Capital	$384,615	$1,568,061
Grande Securities	$384,615	$564,288

Capital requirements as of March 31, 2025	Minimum liquid capital requirements	Capital levels maintained
Grande Capital	$384,615	$2,465,656
Grande Securities	$—	$—

The Company’s operation subsidiary maintains a capital level greater than the minimum liquid capital requirements and it is in compliance with the minimum liquid capital established by the Securities and Futures Commission of Hong Kong.

GRANDE GROUP LIMITED NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2025 AND 2024 (Stated in US Dollars)

NOTE 17 — RISKS

A.	Credit risk

Accounts receivable and contract assets

In order to minimize the credit risk, the management of the Company has delegated a team responsible for determination of credit limits and credit approvals. Other monitoring procedures are in place to ensure that follow-up action is taken to recover overdue debts. Internal credit rating has been given to each category of debtors after considering aging, historical observed default rates, repayment history and past due status of respective accounts receivable and contract assets. Estimated loss rates are based on probability of default and loss given default with reference to an external credit report and are adjusted for reasonable and supportable forward-looking information that is available without undue costs or effort while credit-impaired trade balances were assessed individually. In this regard, the directors consider that the Company’s credit risk is significantly reduced. The maximum potential loss of accounts receivable and contract assets for the six months ended September 30, 2025 is $135,615.

Bank balances

The Company is exposed to concentration of credit risk on liquid funds. The Company maintains the bank accounts in Hong Kong. Cash balances in bank accounts in Hong Kong are insured under the Deposit Protection Scheme introduced by the Government of Hong Kong for a maximum amount of $102,564 (HK$800,000). Cash balances in bank accounts in Hong Kong are not otherwise insured by the Federal Deposit Insurance Corporation or other programs.

Other current assets

The Company assessed the impairment for other current assets individually based on internal credit rating and ageing of these debtors which, in the opinion of the directors, have had no significant increase in credit risk since initial recognition. Based on the impairment assessment performed by the Company, the directors consider the loss allowance for other current assets as of September 30, 2025 and March 31, 2025 is $166 and $166, respectively.

B.	Interest rate risk

Cash flow interest rate risk

The Company is exposed to cash flow interest rate risk through the changes in interest rates related mainly to the Company’s variable-rates bank balances.

The Company currently does not have any interest rate hedging policy in relation to fair value interest rate risk and cash flow interest rate risk. The directors monitor the Company’s exposures on an ongoing basis and will consider hedging the interest rate should the need arises.

Sensitivity analysis

The Company’s exposure to the risk of changes in cash flow interest rate relates primarily to the Company’s bank balances with floating interest rates.

The sensitivity analysis below has been determined assuming that a change in interest rates had occurred at the end of the reporting period and had been applied to the exposure to interest rates for financial instruments in existence at that date. 1% increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rate on bank balances had been 1% higher or lower with all other variables held constant, the Company’s post tax loss/profit for the six months ended September 30, 2025 and 2024 would have decreased/increased or increased/decreased by approximately $114,769 and $20,893, respectively.

C.	Foreign currency risk

Foreign currency risk is the risk that the holding of foreign currency assets will affect the Company’s financial position as a result of a change in foreign currency exchange rates.

The Company’s monetary assets and liabilities are mainly denominated in HK$, which is the functional currency of the operating subsidiary. Under the Linked Exchange Rate System in Hong Kong, HK$ is pegged to $, in the opinion of the directors of the Company, the Company’s exposure to foreign currency risk arising from fluctuations in $ is considered insignificant. The Company currently does not resort to any foreign currency hedging facilities to eliminate the currency exposures. However, the directors closely monitor the related foreign currency exposure and will consider foreign currency hedging to mitigate foreign currency risk should the need arise.

GRANDE GROUP LIMITED NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2025 AND 2024 (Stated in US Dollars)

NOTE 17 — RISKS (cont.)

D.	Economic and political risks

The Company’s operations are mainly conducted in Hong Kong. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by changes in the political, economic, and legal environments in Hong Kong.

The Company’s operations in Hong Kong are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company’s results may be adversely affected by changes in the political and social conditions in Hong Kong, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation, among other things.

E.	Inflation risk

Management monitors changes in prices levels. Historically inflation has not materially impacted the Company’s unaudited interim condensed consolidated financial statements; however, significant increases in the price of labor that cannot be passed to the Company’s customers could adversely impact the Company’s results of operations.

NOTE 18 — RELATED PARTY TRANSACTIONS

A.	Name and relationship of related parties

Name of related parties	Relationship with the Company
Yujie, Chen	Chief executive officer, a director since January 17, 2023 and beneficial shareholder
Ying Wo Sammy, Ho	A director since May 21, 2024
Ka Wing Eric, Law	Chief financial officer during the period from April 1, 2024 to September 14, 2025
Sing Hon, Lam	Chief financial officer since September 14, 2025
Grande Holding Limited	Substantial shareholder and the then sole shareholder

B.	Summary of balances with related parties

	As of
	September 30, 2025	March 31, 2025
Amounts due to a related party:
Grande Holding Limited	$(1,821,726)	$(1,821,726)

As of September 30, 2025 and March 31, 2025, the amounts due to a related party solely represented amounts due to Grande Holding Limited, which is the controlling shareholder of the Company. These amounts are unsecured, interest-free, and have no fixed terms of repayment. During the six months ended September 30, 2025 and 2024, the Company repaid nil and $12,820 to Grande Holding Limited, respectively.

GRANDE GROUP LIMITED NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2025 AND 2024 (Stated in US Dollars)

NOTE 18 — RELATED PARTY TRANSACTIONS (cont.)

C.	Summary of related party transactions

A summary of trade transactions with related parties for the six months ended September 30, 2025 and 2024 are listed below:

	September 30,
Employee benefit expense paid to senior management:	2025	2024
Yujie, Chen	$72,949	$47,308
Ying Wo Sammy, Ho	352,115	50,897
Ka Wing Eric, Law	56,013	47,308
Sing Hon, Lam	23,654	N/A	#
Total	$504,731	$145,513

#	These individuals have either left their positions or have not yet been appointed as senior management during the period.

NOTE 19 — SEGMENT INFORMATION

The Company uses the management approach in determining its operating segments. The Company’s CODM has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. For the purpose of internal reporting and management’s operation review, the Company’s chief executive officer does not segregate the Company’s business by service lines. Management has determined that the Company has one operating segment, which is the corporate finance advisory services. The CODM assesses performance and decides how to allocate resources based on consolidated net income as reported on the unaudited interim condensed consolidated statements of operations. Significant segment expenses and other segment items are consistent with the financial information included in the unaudited interim condensed consolidated statements of operations. There is no other expense categories regularly provided to the CODM that are not already included in the unaudited interim condensed consolidated statements of operations. The measure of segment assets is reported on the unaudited condensed consolidated balance sheets as total consolidated assets. Substantially all of the Company’s long-lived assets were derived in and located in Hong Kong

NOTE 20 — SUBSEQUENT EVENTS

The Company evaluates subsequent events that have occurred after the balance sheet date but before the financial statements are issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence with respect to conditions that existed at the dates of the balance sheets, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence with respect to conditions that did not exist at the date of the balance sheet but arose subsequent to that date. The Company has analyzed its operations subsequent to September 30, 2025 to the date of December 12, 2025, these unaudited interim condensed consolidated financial statements were issued, except for the following non-recognized events, the Company has determined that it does not have any material events to disclose.

On October 1, 2025, Grande Group has entered into a Sale and Purchase Agreement (the “SPA”) with United One Global Limited (the “Seller”). Pursuant to the SPA, Grande Group agreed to acquire 100% of the equity interest in Proplus Company Limited (the “Target Company”) from the Seller, the then sole shareholder of the Target Company, for consideration consisting of a cash payment in the amount of HK$78,000,000 (approximately $10,000,000) in cash, subject to certain terms. Through its wholly-owned subsidiaries, Harvest Group Limited and Shenzhen Zhenjing Investment Consulting Co., Ltd., the Target Company principally engaged in supplying of course materials.

Subsequent to September 30, 2025 and up to the issuance date of these unaudited interim condensed consolidated financial statements on December 12, 2025, the fair value of the Company’s investment in ALT5 Sigma Corporation further decreased to approximately $1.52 per share, based on the closing price on December 11, 2025, the latest available trading date prior to issuance. As this decline in value relates to conditions that arose after the reporting date, no adjustment has been made to the unaudited interim condensed consolidated financial statements.

SCHEDULE I — PARENT ONLY FINANCIAL INFORMATION

The following presents unaudited interim condensed parent company only financial information of Grande Group.

Interim condensed consolidated balance sheets
As of September 30, 2025 (unaudited) and March 31, 2025 (audited)
(Stated in US Dollars)

	September 30, 2025	March 31, 2025
ASSETS
Current assets
Cash	$9,246,488	$6,423
Investment in equity security	179,334	—
Due from a subsidiary	—	255,846
Total current asset	9,425,822	262,269

Non-current asset
Investment in subsidiaries	1,865,392	1,538,469
Total non-current asset	1,865,392	1,538,469
TOTAL ASSETS	$11,291,214	$1,800,738

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accrued expenses and other current liabilities	$78,978	$—
Due to a subsidiary	345,824	—
Due to a related party	1,800,625	1,800,625
TOTAL CURRENT LIABILITIES	2,225,427	1,800,625

Commitment and contingencies

Shareholders’ equity
Class A Ordinary Shares, par value $0.00001 per share, 4,950,000,000 shares authorized; 19,906,250 and 17,750,000 shares issued and outstanding as of September 30, 2025 and March 31, 2025, respectively*	199	178
Class B Ordinary Shares, par value $0.00001 per share, 50,000,000 shares authorized; 5,000,000 and 5,000,000 shares issued and outstanding as of September 30, 2025 and March 31, 2025, respectively*	50	50
Subscription receivables	(128)	(128)
Additional paid-in capital	9,500,565	—
(Accumulated losses) Retained earnings	(434,899)	13
TOTAL SHAREHOLDERS’ EQUITY	9,065,787	113

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$11,291,214	$1,800,738

*	Shares presented on a retroactive basis to reflect the Share Subdivision and Share Redesignation.

Unaudited interim condensed consolidated statements of operations
For the six months ended September 30, 2025 and 2024
(Stated in US Dollars)

	2025	2024
Expenses
General and administrative expenses	$146,328	$—
Total operating expenses	146,328	—

Other (expense) income
Interest income	82,082	—
Unrealized loss on equity security	(370,666)	—
Total other expense, net	(288,584)	—

Loss before tax	(434,912)	—
Provision for income tax	—	—
Net loss	$(434,912)	$—

Unaudited interim condensed consolidated statements of cash flows
For the six months ended September 30, 2025 and 2024
(Stated in US Dollars)

	2025	2024
Cash flows from operating activities:
Net loss	$(434,912)	$—
Adjustments to reconcile net loss to net cash used in operating activities:
Unrealized loss on equity security	370,666	—
Change in operating liability:
Accrued expenses and other current liabilities	28,548	—
Net cash used in operating activities	(35,698)	—

Cash flow from investing activities:
Subscription of new shares of a subsidiary	(326,923)	—
Investment in equity security	(550,000)	—
Net cash used in financing activities	(876,923)	—

Cash flow from financing activities:
Advance from a subsidiary	601,670	—
Net proceeds from IPO	9,778,479	—
Payments of offering costs related to IPO	(227,463)	—
Net cash provided by financing activities	10,152,686	—

Net increase in cash	9,240,065	—
Cash at beginning of the period	6,423	—
Cash at end of the period	$9,246,488	$—

Supplementary cash flows information:
Listing fee paid	$227,463	$—
Non-cash investing and financing activities:
Recognition of deferred initial public offering costs recorded in accrued expenses and other liabilities	$50,430	$—

(i)	Basis of presentation

The Company was incorporated in the BVI on August 6, 2020 as an investment holding company.

The unaudited interim condensed parent company financial information of the Company has been prepared using the same accounting policies as set out in the accompanying unaudited interim condensed consolidated financial statements.

(ii)	Restricted Net Assets

Schedule I of Rule 5-04 of Regulation S-X requires the condensed financial information of registrant shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the registrant’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party (i.e., lender, regulatory agency, foreign government, etc.).

The condensed parent company financial statements have to be prepared in accordance with Rule 12-04, Schedule I of Regulation S-X if the restricted net assets of the subsidiary of Grande Group exceed 25% of the consolidated net assets of Grande Group. A significant portion of the Company’s operations and revenue are conducted and generated by the Company’s wholly-owned subsidiary, Grande Capital, which is licensed by the Securities and Futures Commission of Hong Kong. The ability of this operating subsidiary to pay dividends to the Company may be restricted because this Securities and Futures Commission of Hong Kong licensed operating subsidiary is subject to the minimum paid-up capital and liquid capital requirements imposed by the Hong Kong Securities and Futures Ordinance to maintain its business license and due to the availability of cash balances of this operating subsidiary.

As of September 30, 2025 and March 31, 2025, there were no material contingencies, significant provisions of long term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.